Exhibit 23.6

Consent of Independent Registered Public Accounting Firm

The Board of Directors
General Electric Company:

We consent to the use of our report dated June 4, 2018, with respect to the combined statement of financial position of GE Transportation (a carve-out business of General Electric Company) as of December 31, 2017 and 2016, the related combined statements of earnings, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes, included herein and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Chicago, Illinois
September 20, 2018